PRIVATE OFFERING NOTICE




                                      [LOGO]
                            Merrill Lynch & Co., Inc.
                S&P 500(R) Market Index Target-Term Securities(R)
                               due August 5, 2010
                              "MITTS(R) Securities"
                         US$10 principal amount per unit

                             Private Offering Notice

                                  Summary Terms


The MITTS Securities:                                              Payment at maturity:

o 100% principal protection at maturity.                           o On the maturity date, for each unit of MITTS Securities an
o No payments before the maturity date.                              investor owns, that investor will receive an amount equal to
o Senior unsecured debt securities of Merrill Lynch & Co., Inc.      the sum of the principal amount of each unit and an
o The MITTS Securities are linked to the value of the S&P 500(R),    additional amount based on the percentage increase, if any,
  index symbol "SPX".                                                in the value of the S&P 500 Index, reduced by an annual
o The MITTS Securities have been approved for quotation on the       adjustment factor of 1.7%, as described in this prospectus
  Nasdaq National Market under the symbol "MSPX".                    supplement.
o Expected settlement date: August 5, 2003.                        o At maturity, the investor will receive no less than the
                                                                     principal amount of his or her investment in the MITTS
                                                                     Securities.

The MITTS Securities, the subject of the attached offering document (the "Offering Document"), have not been approved for public sale in any jurisdiction outside of the United States. As such, the MITTS Securities are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of the Company.

The discussion contained in the Offering Document relating to the tax implications of investing in the MITTS Securities is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the U.S. Accordingly, investors should consult their local tax advisor before making an investment in the MITTS Securities.

This Notice and the Offering Document have been issued by Merrill Lynch & Co., Inc. (the "Company") for information only. Prospective investors should not treat the contents of this Notice as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the MITTS Securities. Attention is drawn in particular to risk factors on pages S-7 to S-9 of the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited ("MLIB"), which is regulated by the Financial Services Authority, with registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

                            PRIVATE OFFERING NOTICE

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), which is handling the sale of the MITTS Securities, has no place of business in the UK and is not regulated by the Financial Services Authority. Therefore, with respect to anything done by MLPF&S, the regulatory regime governing an investor's rights will be different than that of investors' rights in the UK, and the UK rules for the protection of private investors and the UK Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for UK investors.

Investors should also note the following:

     (a) The MITTS Securities are denominated in United States dollars. Investors that purchase securities with a currency other than dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

     (b) The price and value of the MITTS Securities and the income from them can fluctuate and may fall against the investor's interest and an investor may get back less than he invested.

     (c) Investment in the MITTS Securities may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the MITTS Securities and the suitability of purchasing the MITTS Securities in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

     (d) Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of any MITTS Securities.

     (e) MLPF&S or one of its affiliates may be the only market maker, if any, in the MITTS Securities.

     (f) Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.


                    The date of this Notice is July 30, 2003.

      This Notice supplements the Preliminary Prospectus Supplement, dated
             July 30, 2003, and the Prospectus, dated June 3, 2003.










"Standard & Poor's(R)", "Standard & Poor's 500", and "S&P 500(R)", "S&P(R)" and "500", are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Merrill Lynch Capital Services, Inc., and Merrill Lynch & Co., Inc. is an authorized sublicensee.

"MITTS" and "Market Index Target-Term Securities" are registered service marks of Merrill Lynch & Co., Inc.